Contents

Independent Auditors Report ... 3

Financial Statements ... 4

Statement of Financial Condition ... 4

Statement of Operations ... 5

Statement of Cash Flows ... 6

Statement of Changes in Ownership Equity ... 7

Statement of Changes in Subordinated Liabilities ... 8

Notes to Financial Statements ... 9

Supplementary Schedules Pursuant to SEA Rule 17a-5 ... 13

Computation of Net Capital ... 13

Computation of Net Capital Requirement ... 13

Computation of Aggregate Indebtedness ... 13

Computation of Reconciliation of Net Capital ... 13

Statement Related to Uniform Net Capital Rule ... 14

Statement Related to Exemptive Provision (Possession and Control) ... 14

Statement Related to SIPC Reconciliation ... 14

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) ... 15

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) ... 16